                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                          Continental Bank Corporation
                                (Name of Issuer)


                         Common Stock, $4.00 par value
                         (Title of Class of Securities)


                                    21111310
                                 (CUSIP Number)


                                 Cheryl Sorokin
                     Executive Vice President and Secretary
                            BankAmerica Corporation
                 555 California Street, San Francisco, CA 94104
                                 (415) 622-2091
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 March 11, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THE STATEMENT.

                              Page 1 of 7 Pages
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ITEM 1.  SECURITY AND ISSUER

   BankAmerica Corporation, a bank holding company incorporated under the laws of the State of Delaware ("BankAmerica"), hereby amends and supplements its statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 7, 1994 with respect to the Common Stock, par value $4 per share ("Issuer Common Stock"), of Continental Bank Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 231 South LaSalle Street, Chicago, Illinois 60697.

ITEM 2.  IDENTITY AND BACKGROUND

   There has been no change from that reported in BankAmerica's statement on
Schedule 13D filed with the Commission on February 7, 1994.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   BankAmerica and the Issuer have agreed to certain revisions and amendments to the Agreement (as defined below), which revisions and amendments are described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

   As reported in BankAmerica's statement on Schedule 13D filed with the Commission on February 7, 1994, BankAmerica and the Issuer have entered into an Agreement and Plan of Merger dated as of January 27, 1994 (the "Agreement") pursuant to which the Issuer will be merged with and into BankAmerica in a transaction in which BankAmerica will be the surviving entity (such transaction, the "Merger").

   BankAmerica and the Issuer have entered into a letter agreement dated March 11, 1994 pursuant to which BankAmerica and the Issuer have agreed to certain revisions and amendments to the Agreement. One such amendment is the change, from twenty-five days to thirty-five days, of the Mailing Date (as defined in the Agreement) prior to the anticipated effective date of the Merger of election forms pursuant to which holders of Issuer Common Stock may elect to receive cash or stock consideration in the Merger, with the result that the time during which the Issuer's stockholders must return such elections will expire five days prior to the end of the Valuation Period (as defined in the Agreement) for the determination of the Final BAC Stock Price (as defined in the Agreement). In addition, holders of Issuer Common Stock who duly elect to receive stock or cash consideration in the Merger may also elect to have their share holdings divided into blocks of not less than 5,000 shares of Issuer Common Stock, with remaining shares being added to one of the designated blocks of 5,000 shares, for purposes of the allocation of stock and cash consideration in the Merger. The revisions and amendments to the Agreement are reflected in






                              Page 2 of 7 Pages
a Restated Agreement and Plan of Merger between BankAmerica and the Issuer dated as of January 27, 1994 (the "Restated Agreement").

   Under the Restated Agreement, as under the Agreement, the Issuer was obligated to provide to BankAmerica certain disclosure schedules in form and detail of presentation reasonably satisfactory to BankAmerica. The Restated Agreement provides further that, for 10 business days after the date of receipt by BankAmerica of such disclosure schedules, BankAmerica had the right, in its sole discretion, to terminate the Restated Agreement. The 10 business day period during which BankAmerica could exercise such right of termination with respect to the Restated Agreement has expired, and BankAmerica did not exercise such termination right.

   Under the Restated Agreement, as under the Agreement, BankAmerica also has the right to terminate the Restated Agreement during the 30 calendar day period beginning after the date of receipt by BankAmerica of the disclosure schedules if BankAmerica identifies any circumstances which, in the reasonable judgment of BankAmerica's Board of Directors (including a committee thereof), acting in good faith and with due regard for principles of fair dealing, could (i) materially and adversely impact the reasonably expected financial or business benefits to BankAmerica of the Merger, (ii) be inconsistent in any material and adverse respect with any of the representations and warranties of the Issuer contained in the Restated Agreement, (iii) materially and adversely affect the business, operations, properties, financial condition, results of operations or prospects of the Issuer and its subsidiaries on a consolidated basis or (iv) deviate materially and adversely from the Issuer's financial statements for the year or quarter ended December 31, 1993. In addition, under certain other circumstances, BankAmerica or the Issuer may terminate the Restated Agreement, as specified therein.

   The Restated Agreement is attached as Exhibit 2 to BankAmerica's Current Report on Form 8-K dated March 11, 1994 (earliest event reported) and filed with the Commission on March 15, 1994 (file no. 1-7377), and is incorporated herein by reference. The foregoing discussion of the Restated Agreement does not purport to be a complete summary of the Restated Agreement and is qualified in its entirety by reference to the full Restated Agreement.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   There has been no change in BankAmerica's beneficial ownership of Issuer Common Stock as reported in its statement on Schedule 13D filed with the Commission on February 7, 1994.




                              Page 3 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   BankAmerica and the Issuer have agreed to certain revisions and amendments to the Agreement, which revisions and amendments are described in Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   a. Restated Agreement and Plan of Merger between BankAmerica Corporation and Continental Bank Corporation dated as of January 27, 1994 (without exhibits but with Appendix A) (incorporated by reference from Exhibit 2 to BankAmerica's Current Report on Form 8-K dated March 11, 1994 (earliest event reported) and filed March 15, 1994, file no. 1-7377).





                              Page 4 of 7 Pages

                                   SIGNATURE


   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



March 16, 1994                          BANKAMERICA CORPORATION



                                        By:     /s/ CHERYL SOROKIN
                                                __________________
                                        Name:   Cheryl Sorokin
                                        Title:  Executive Vice President
                                                  and Secretary





                              Page 5 of 7 Pages

                   GENERAL OPERATING AND BORROWING RESOLUTION



  Following is a copy of BankAmerica's General Operating and Borrowing Resolution pursuant to which Cheryl Sorokin, Executive Vice President and Secretary of BankAmerica, executed this Amendment No. 1 to Schedule 13D (see paragraph 2 of the resolution attached to this Amendment No. 1 to Schedule
13D).




                              Page 6 of 7 Pages


Board of Directors                                             November 1, 1993
BankAmerica Corporation

                            BANKAMERICA CORPORATION
                   GENERAL OPERATING AND BORROWING RESOLUTION


  The Board of Directors of BankAmerica Corporation ("BAC") authorizes and determines:

         1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1

           the Chairman of the Board
           the Chief Executive Officer
           the President
           any Vice Chairman of the Board
           any Vice Chairman
           the Chief Financial Officer
           the Treasurer
           the Financial Controller
           any Executive Vice President
           any Senior Vice President
           any Vice President
           the Secretary

or any one of such Officers in conjunction with any one of the BAC officers listed below under the designation "GROUP 2":

                                    GROUP 2

           any Assistant Treasurer
           any Assistant Secretary
           any Assistant Vice President

be, and hereby are, authorized to make, execute, deliver, amend and terminate, in the name and on behalf of BAC, any and all such contracts, instruments, documents and agreements, and to perform any and all such acts, in the name and on behalf of BAC, as are deemed by such Officers to be desirable in connection with any of the activities set forth below; provided, however, that the opening of any account described in subparagraph (a) of this paragraph 1 requires the signature of a Vice Chairman or above; and provided, further, that any contract, instrument, document or agreement for any borrowing described in subparagraph (b) of this paragraph 1 requires the signature of the Treasurer or an Assistant Treasurer in addition to one other officer listed in GROUP 1 or 2 above, as the case may be; and provided, further, that notes representing commercial paper need be signed only by the Treasurer or an

Assistant Treasurer. The execution of any contract, instrument, document or agreement by one or more Officers thereunto duly authorized by the foregoing shall be conclusive evidence, between any party to whom it is delivered and BAC, of the determination and approval by BAC of the matters described therein and of the transaction undertaken thereby, unless such party has previously received written notice of the revocation of this resolution.

(a)      Establishment and use of accounts

         where any Officer deems it desirable for the operations of BAC, to establish and maintain with Bank of America National Trust and Savings Association and any other banks, checking, time deposit, and other bank accounts, upon such terms and conditions as may be agreed upon with such banks; to execute, endorse or deliver on behalf of BAC, remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any of such bank accounts as shall be maintained in the name of BAC, and any bank maintaining any such account is hereby authorized and directed to honor remittances, checks, drafts or other requests for withdrawal, transfer or deposit of funds from or to any such account by or from such Officers;

(b)      Borrowing

         to borrow, in each case for an original term not exceeding nine months, from banks and other lenders, including subsidiaries of BAC, from time to time, such sums of money as may be deemed desirable for BAC to conduct its general business affairs and to grant security interests in existing and future assets of BAC to assure repayment of such indebtedness; provided that no such borrowing shall be permitted if, by reason of such new borrowing and after giving effect thereto, the aggregate amount of all borrowings of BAC having at their inception a term of nine months or less, other than such borrowings from subsidiaries of BAC, but including borrowings through the issuance of commercial paper pursuant to subparagraph (c) of this paragraph 1, would exceed the sum of SIX BILLION DOLLARS ($6,000,000,000);

In computing compliance with the foregoing limitation:

         (i) Borrowings subject to such limitation which are expressed in foreign currencies shall be valued in U.S. dollars at least monthly, and the most recent valuation shall govern the determination whether any additional borrowing complies with such limitation;

        (ii) Obligations of BAC arising out of the issuance of travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, are not subject to the foregoing limitation, nor shall they be included in computing compliance therewith; and

        (iii) Lines of credit or other commitments to lend obtained by BAC shall not be deemed borrowings except to the extent actually drawn upon or otherwise used;

If an express written determination is made by the person or persons thereunto duly authorized by paragraph 11 of the Resolution re Senior and Subordinated Debt adopted by this Board on November 1, 1993, or any resolution amending or superseding such resolution (the "Senior and Subordinated Debt Resolution"), that any proposed borrowings of BAC having at their inception a term of one month or more but not more than nine months are to be carried out in accordance with and subject to the requirements of the Senior and Subordinated Debt Resolution (whether or not the indebtedness represented by any such borrowings is of a kind generally covered by this subparagraph), BAC's aggregate liability for the amount of all such borrowings shall not be counted against the foregoing limitation. In the absence of any such express written determination, BAC's aggregate liability for the amount of all such borrowings shall be counted against the foregoing limitation;

(c)      Commercial paper

         subject to the limitation in subparagraph (b) of this paragraph 1, to issue and sell commercial paper in amounts deemed desirable by any Officer, in compliance with all applicable laws and regulations of governmental agencies, such commercial paper to be issued in the form of unsecured negotiable promissory notes (or in the form of book entries containing all of the information necessary for the completion and delivery of such notes), each note or book entry to be in an amount of at least ONE HUNDRED THOUSAND DOLLARS ($100,000), with maturities not to exceed nine months from the date of issue, and at such rate or rates of interest, at such time or times, upon such other terms and conditions as shall be determined, and under such agreement or agreements or pursuant to such arrangements deemed desirable, by any Officer, in view of BAC's financial requirements; and, without limiting the generality of the foregoing authorization, (1) to enter into agreements or arrangements with Bank of America NT&SA, BA Securities, Inc. or any other banks or entities providing for the issuing, safekeeping, completion, countersignature, and delivery of BAC's commercial paper, and (2) to enter into agreements or arrangements for backup lines of credit for commercial paper; provided that borrowings under any such committed lines of credit shall be subject to the limitation on borrowings set forth in subparagraph (b) of this paragraph 1, but the unused amounts of credit under such lines shall not be deemed a borrowing subject to such limitation;

(d)     Travelers cheques, official checks and money orders

        in addition to and independent of the borrowing authorized in subparagraph (b) of this paragraph 1 and commercial paper issuance authorized in subparagraph (c) of this paragraph 1, to issue travelers cheques, official checks and money orders, offered to the public as instruments of funds transmission and not bearing interest, subject to compliance with all applicable laws and regulations of governmental agencies and, without limiting the generality of the foregoing authorization, to enter into agreements or arrangements with BA Cheque Corporation and any other entities providing for the offering, delivery and servicing of BAC's travelers cheques, official checks and money orders;

(e)      Extending credit

         to extend credit to subsidiaries and, to the extent permitted to BAC under applicable laws, to affiliates of BAC in amounts and on terms deemed desirable by any Officer;

(f)      Powers of attorney

         to grant such powers of attorney, proxies, and other agency powers to such persons and on such terms as are deemed desirable by any Officer for carrying on the business and affairs of BAC, including, without limiting the generality of the foregoing authorization, all contracts and documents of any sort relating to: applications to and negotiations with any and all governmental entities and agencies in the United States and abroad for the purpose of obtaining the necessary permits or approvals for operations of BAC anywhere in the world; the commencement and prosecution or defense of proceedings on behalf of and against BAC before courts, administrative tribunals, boards of arbitrators, and similar entities, and the compromise or settlement of the same; the voting of voting securities and other voting interests which may be held in corporations and other entities by BAC; and applications for letters patent, trademarks, copyrights, service marks, and similar matters on behalf of BAC;

(g)     Service agreements

        to enter into service agreements, on terms deemed desirable by any Officer, with its direct or indirect subsidiaries, including Bank of America NT&SA, any other banks, persons, firms, corporations and other entities whereunder personnel and facilities will be made available by or to BAC;

(h)     Interests in real or personal property

        to purchase, accept, lease, sell, transfer, grant, license, release and encumber interests, whether as security or otherwise, which BAC has or may by such means acquire in real or personal property, whether standing in the name of BAC as owner, as the holder of any security interest, or in any other capacity; and, without limiting the generality of the foregoing authorization, to take all actions and execute and deliver all documents, notices, designations, appointments, substitutions and instructions regarding such real or personal property, or relating thereto;

(i)      General power to contract

         in addition to the authority in subparagraphs (a) through (h) of this paragraph 1, and whether or not of a kind generally covered therein, to enter into contracts of any kind or character, conveyances or leases of real or personal property, licensing agreements, contracts and agreements providing for services to be rendered by, to or for BAC, and to execute and deliver instruments, documents, agreements, contracts and other writings affecting in any way any real or personal property and interests therein and contract rights and obligations, now or hereafter owned by or standing in the name of BAC.

         2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.

         3. This resolution revokes and supersedes the General Operating and Borrowing Resolution adopted by this Board on May 21, 1992.

                                  CERTIFICATE

         I, CHERYL SOROKIN, the Secretary of BankAmerica Corporation, a Delaware corporation, having its principal place of business in the City and County of San Francisco in the State of California, certify that the foregoing is a correct copy of a resolution adopted by the Board of Directors at a meeting held in accordance with the bylaws on November 1, 1993. This resolution is still in effect.




                                           /s/  CHERYL SOROKIN
                                       _______________________________
                                                   Secretary
                                            BANKAMERICA CORPORATION


Dated:  March 14, 1994
        _________________

                                 EXHIBIT INDEX

 EXHIBIT
REFERENCE                                      DESCRIPTION
- ----------  ---------------------------------------------------------------------------------
    a.      Restated Agreement and Plan of Merger between BankAmerica Corporation and
            Continental Bank Corporation dated as of January 27, 1994 (without exhibits but with Appendix A) (incorporated by reference from Exhibit 2 to BankAmerica's Current
            Report on Form 8-K dated March 11, 1994 (earliest event reported)
            and filed March 15, 1994, file no. 1-7377).

                             Page 7 of 7 Pages